Exhibit 1

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Ault & Company, Inc.

Purchase of Class A Common Stock	100,000	$0.1343	05/19/2026

Milton C. Ault, III

Purchase of Class A Common Stock	397,500	$0.1318	05/19/2026